October 5, 2023

By EDGAR submission

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Anuja A. Majmudar and Karina Dorin
Re: Eli Lilly and Company
Form 10-K for the fiscal year ended December 31, 2022
Response dated September 20, 2023
File No. 001-06351
Dear Anuja A. Majmudar and Karina Dorin,

This letter is to confirm our telephone conversation through counsel with you on October 2, 2023 regarding our request for an extension of time to respond to your comment letter dated September 29, 2023. As discussed, we require additional time to prepare a response to your letter. As a result, we respectfully request that you allow us to submit our response by October 29, 2023.
If you have any questions about this response or require additional information, please contact me at (224) 234-2374.

Sincerely yours,

Eli Lilly and Company

By: /s/ Christopher Anderson
Associate Vice President – Leader of Corporate Securities and Assistant Secretary

cc: Donald A. Zakrowski, Senior Vice President, Finance, and Chief Accounting Officer
Eli Lilly and Company